

March 17, 2011

<u>Via U.S. Mail and Facsimile</u>

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated March 3, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Refer to your letter submitted by Edgar on March 7, 2011. Please provide us a paper copy of the letter that you sent to the Office of Freedom of Information and Privacy Act Operations per Rule 83(c)(3).

<u>Background, page 11</u>

2. In the last paragraph on page 11, you disclose that 262,854,325 shares are reserved for issuance upon exercise of options, warrants, and other convertible debt that is currently outstanding and funded. Please reconcile this amount with number of warrants, options, and debt instruments that you disclose in the second and third paragraphs on page 14 and the funded debt in the table on page 15.

Reasons For and Effects of the Proposal, page 12

3.   The stock price on February 25, 2011 that you disclose in the last paragraph on page 12 is not consistent with the stock price on that same date disclosed elsewhere in your document. Please revise.

4.   We note your revisions in response to the first sentence of prior comment 4; however, the change you made to the number of shares outstanding on December 31, 2010 in the table on page 13 is not reconcilable to the information in that table regarding the shares you issued since June 30, 2010. Please revise.

5.   The language in the penultimate paragraph on page 14 does not contain any revisions. We therefore reissue prior comment 5.

Potential Shares Issuable…, page 15

6.   Please tell us why the dollar amounts in the funding columns of the table were revised without corresponding revisions to the description of the arrangements in the following section of your document. Also, show us how to reconcile the $1,102,500 amount in the table with your disclosure in the following section regarding cash received from the arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief